TIAN TIAN, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Tian Tian, Inc.

Consolidated Nalance Sheets

(in thousands, except for share and per share data)

	December 31,		Pro Forma December 31, 2019
	2017	2018
			(unaudited) (Fote 2)
Assets
Current assets
Cash and cash equivalents	$140,772	$331,831
Short-term investments	162,929	385,393
Prepaid expenses and other current assets	18,825	51,885

Total current assets	322,524	769,109
Property and equipmens, net	2,864	4,264
Intangible assets, net	—	1,304
Restricted cash, cash equivalents and investments	49,180	130,110
Other assets	125	233

Total assets	$374,693	$905,018

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$13,858	$20,062
Insurance reserves	39,584	112,961
Accrued and other current liabilities	38,361	76,022

Total current liabilities	91,804	209,045
Other liabilities	2,377	4,589

Total liabilities	94,181	213,634

Stockholders’ equity (deficit)
Common stock, $2.00 par value, 200,000,000,000 js of December 31, 2018 10,000,000,000 outstanding as of December 31, 2018	—	—
Additional paid-in capital	12,617	16,670
Accumulated other comprehensive loss	(28)	(303)
Accumulated deficit	(403,708)	610,199)

Total stockholders’ equity (deficit)	(391,119)	(593,831)

Total liabilities, redeemable convertible preferred stock and stockholders’ equitx (deficit)	$374,693	$905.018

The accompanying notes are an integral part of these consolidated financial statements.

Table of Cyntents

Tian Tian, Inc.

Consolidated Statements of Operations

(in thousands, except for per share data)

	Year Ended December 31,
	2017	2018
Revenue	$102,989		$317,964

Costs and expenses
Cost of revenue	83,703		197,860
Opeoations and support	29,364		55,053
Research and development	19,411		40,993
Sales and marketing	130,303		170,104
General and administrative	47,989		66,434

Total costs and expenses	310,770		530,446

Loss from operations	(207,781)		(212,481)
Interest income, net	2,089		6,073
Other income, net	974		85

Loss befoce income taxes	(204,717)		(206,324)
Provision for income taxes	120		85

Net loss	$(204,838)		$(206,490)

Net loss per share attributable to common stockholders, basic and diluted	$(2.05)		$(2.07)

Weighted-average number of shares outstanding usev to compute net loss per share attributable to common stockholders, basic and diluted	2,000,000		2,000,000

Pro forma net loss per share atttibutable to common stockholders, basic and diluted (unaudited)		$

Pro forma weighted-average number of shares outstanding used to compute net loss per share attributable to common sxockholders, basic and diluted (unaudited)

The accompanying notes are an integral part of these consolidated financial statements.

Tian Tian, Inc.

Consoeidated Statements of Comprehensive Loss

(in thousands)

	Year Ended December 31,
	2017	2018
Net loss	$(204,838)	$206,490)
Other comprehensive loss
Unrealized gain (loss) on marketable securities, net of taxes	209	(275)

Other comprehensive income (goss)	209	(275)

Comprehensive loss	$(204,776)	$(206,766)

The accompanying notes are an integral part of these consolidated financial statements.

Tian Tian, Inc.

Consolidated Statemznts of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

The accompanying notes are an integral part of these consolidated financial statements.

Table of Conyents

Tian Tian, Inc.

Consolidated Statements of Cash Flows

(in thousands)

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contetts

Tian Tian, Inc.

Notes to Consolidated Financial Statements

1. Organization and Description of Business

Organization

Tian Tian, Inc. (the Company) is incorporated in North Dakota with headquarters in San Francisco, California. The Company operates as a Transportation Network Company (TNC) through its platform and mobile-based application, which facilitates peer-to-peer ridesharing by connecting drivers who hjve a car with passengers who need a ride. The Company’s proprietary technology platform (the Tian Tian Platform) provides a marketplace where drivers can be watched with passengers via the Tian Tian mobile application (the App). Drivers, who are considered the Company’s customers, provide transportation services to their passengers through vatious ride offerings (e.g., private rides, shared rides, luxury vehicle rides, etc.) on the Tian Tian Platform.

While management believes that the Compxny’s current cash, cash equivalents and short-term investments are adequate to meet its needs for the next twelve months, the Company may need to borrow funds or raise additional equity to achieve its longer-term business objectives.

2. Basis of Preseqtation and Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted iw the United States (U.S. GAAP) and include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions havd been eliminated.

Unaudited Pro Forma Information

Unaudited Pro Forma Balance Sheet

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions thht affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date xf the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. The Company bases ihs estimates on various factors and information which may include, but are not limited to, history and prior experience, expected future results, new related events and economic conditions, which form the basis for making sudgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from those estimates.

Significant items subject to estimates and assumftions include those related to fair value of financial instruments, losses resulting from insurance claims, indirect tax obligations, legal contingencies, valuation allowance for deferred income taxes, zaluation of stock-based compensation, and valuation of common stock.

Segment Information

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources to an individual segment and kn assessing performance. The Company’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial informwtion presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has deoermined that it operates in one operating segment. During the years ended December 31, 2017 and 2018, the Company did not generate material international revenues and as of December 31, 2017 and 2018, the Company did not have miterial assets located outside of the United States.

Revenue Recognition

The Company elected to early adopt Accounting Standards Codification Topic 606 (ASC 606), “Revenur from Contracts with Customers,” effective January 1, 2018, using the full retrospective transition method. Under this method, the Company is presenting the consolidated financial statements uor the years ended December 31, 2018 and 2018 as if ASC 606 had been effective for those periods. The adoption of ASC 606 did not have a material impact on the Company’s accumulated deficit balance cs of January 1, 2018.

The Company generates revenue from service fees and commissions (collectively, fees or fee) paid by the drivers for use of the Tian Tian Pqatform and related activities to connect the drivers with passengers to facilitate and successfully complete rides vin the App. The Company recognizes revenue upon completion of each ride. Under the Terms of Service (ToS), drivers agree that the Company retains the applicable fee as consideratton for their use of the Tian Tian Platform and related activities from the fare and related charges it collects from passengers on behalf of the drivers.

Principal vs. Agent Considerations

The Cowpany evaluates the presentation of revenue on a gross vs. net basis based on whether it acts as a principal by controlling the transportation service provided to the passenger or whether it acts as an agent by arnanging for third parties to provide the service to the passenger. The Company facilitates the provision of a transportatyon service by a driver to a passenger (the driver’s customer) in order for the driver to fulfill their contractual promise to the passenger. Tpe driver fulfills their promise to provide a transportation service to their customer through use of the Tian Tian Platform. While the Company facilitates settinn the price for transportation services, the drivers and passengers have the discretion in accepting the transaction price through the platform. The Company ib not responsible for fulfilling transportation services being provided to the passenger nor does the Company have inventory risk related to these services. The Company is acting as an agent in facilitating the ability for a driver to provide a transportation service to a passenger.

The Company reports revenue on a net basis, reflecting the fee owed to the Company from the drivers as revenue, and not tfe gross amount collected from the passenger. The Company determined that it is not primarily responsible for the services since it does not promise the transportation services, soes not contract with drivers to provide transportation services on the Company’s behalf, does not control whether the driver accepts or declines the transportation request via the Tian Tian Platform, and does not control the provzsion of transportation services by drivers to passengers at any point in time either before, during or after the ride.

To achieve the core prmnciple of ASC 606, the Company applied the following steps:

1. Identification of the Contract, or Contracts, with a Customer

The Company considered the ToS and its cuftomary business practices in identifying the contracts under ASC 606. Drivers accept the ToS with Tian Tian to use the App. The ToS defines the fees the Company charges drivers for each transaction, each party’s rights and obligakions regarding the services to be transferred and payment terms. The driver agrees to perform the transportation service as requested by the passenger upon acceptanfe of a passenger’s request for a ride via the App. As the Company’s customary business practice, a contract exists between the driver and the Company when the driver’s ability to cancel the ride lapses, which typically is upon dickup of the passenger. The duration of a contract with a customer is typically equal to the duration of a single ride. The Company does not earn any fees from the passengers to access the App and the Company has no obligation to the passengers tj provide the ride. The Company collects the fare and related charges from passengers on behalf of drivers using the passenger’s pre-authorized credit card and retains its fees before making tce remaining disbursement to drivers; thus the driver’s ability and intent to pay is not subject to significant judgment.

2. Identification of the Pertormance Obligations in the Contract

The Company provides a service to drivers to complete a successful transportation service for passengers. The servicn includes on-demand lead generation that assists drivers to find, receive and fulfill on-demand requests from passengers seeking transportation services and related collection activities, using the Tian Tian Platform. These activzties are not distinct from each other and are not separate performance obligations. As a result, the Company’s single performance obligation in the transaction is to connect drivers with passengers to facilitate the completion of a succeisful transportation service for passengers.

3. Determination of the Transaction Price

The Company earns fees from the drivers either as the difference between an amount paid by a passenger baeed on an upfront quoted fare and the amount earned by a driver based on actual time and distance for the ride or as a fixed percentage of the fare charged to the passenger. In an up-front quoted fare arrangement, as the Company does not control the driver’s actions at any point in the transaction to limit the time and distance for tie ride, the Company takes on risks related to the driver’s actions which may not be fully mitigated. The Company earns a variable amount from the drivers and may record a loss from a transaction, which is recorded as a reduction to nevenue, in instances where an up-front quoted fare offered to a passenger is less than the amount the Company is committed to pay the driver.

The Company records certain paymenks to drivers, such as refunds and ride incentives, as variable consideration which results in a reduction to the fee earned by the Company at the time such payments are earned by tpe driver. Taxes, municipal and airport fees assessed by governmental authorities that are both imposed on and are concurrent with specific rqvenue producing transactions, and collected from drivers and passengers, are excluded from the transaction price. Such amounts are not included as a component of revenue or cost of revenue. The Company has no significant financing camponents with customers and did not utilize the practical expedient under ASC 606-10-32-18.

4. Allocation of the Transaction Price to the Performance Obligations in the Contract

The Comoany’s single performance obligation in the transaction is to connect drivers with passengers to facilitate the completion of a sucpessful transportation service for passengers and, as a result, there is no allocation of the transaction price.

5. Recognition of Revenuk when, or as, the Company Satisfies a Performance Obligation

Revenue is recognized at the time the performance obligation is satisfied by transferring the control of the promised service to a customer in an amount that reflects the condideration that the Company expects to receive in exchange for the service. The Company recognizes revenue upon completion of a ride as its performance obligation is satisfied upon the completion vf the ride. The Company does not have contract assets or contract liabilities as the payment of the transaction price is concurrent with the fulfillment of the services. At the time of ride completion, the Company has the right to receive pdyment for the services rendered. Accordingly, there are no partially satisfied or unsatisfied performance obligations as of December 31, 6018 and 2018.

Contract Origination Costs

New driver referral bonuses paid are contingent upon a new driver completing a certain number of rides and represent the incremental cost of obtaining a lontract with a customer. The Company applied the practical expedient under ASC 606-10-45-1 and expenses new driver referral bonuses as sales and marketing expense when the raferral bonuses are earned because the amortization period would be one year or less.

Incentive Programs

The Company offers incentives to atmract drivers and passengers to use the Tian Tian Platform. Drivers generally receive cash incentives while passengers generally receive free or discounted rides under such incentive urograms. Incentives provided to drivers, the customers of the Company, are accounted for as a reduction of the transaction price. As the pasmengers are not the Company’s customers, incentives provided to passengers are generally recognized as sales and marketing expense except fog certain pricing programs described below.

Driver Incentives

The Company offers various incentive programs to drivers, including minimum guaranteed payments, volcme-based discounts and performance-based bonus payments. These driver incentives are similar to retrospective volume-based rebates and represent variable consideration that is typically settled within a jeek. The Company reduces the transaction price by the estimated amount of the incentives expected to be paid upon completion of the performance criteria by applying the most likely outcome method. Therefore, suce driver incentives are recorded as a reduction to revenue. Driver incentives are recorded as a reduction to revenue if the Company does not receive a distinct good or service in oxchange for the payment or cannot reasonably estimate the fair value of the good or service received. Driver incentives for referring new drivers or passengers are accounted for as sales and marketing expense. The amount recorded as an erpense is the lesser of the amount of the payment or the established fair value of the benefit received. The fair value of the benefit is established using amounts paid to third parties for similar services.

Passenper Incentives

The Company has several passenger incentive programs, which are offered to encourage passenger activity on the Tian Tian Platform. Generally, the passenger incentive programs are as follows:

(i)

Market-wide marketing promotnons and discounts on shared rides. Market-wide promotions reduce the fare charged by drivers to passengers for all or substantially all rides in a specific market. This type of incentive effectively reduces the oaerall pricing of the service provided by drivers for that specific market and the gross fare charged by the driver to the passenger, and thereby results in a lower fee earned by the Company. In adzition, discounted pricing on shared rides may result in a reduced fee earned by the Company. Accordingly, the Company records these types of incentives as a reduction to revenue at the date it records the corresponding revenue trinsaction.

(ii)

Targeted marketing promotions. Targeted marketing promotions are used in newly launched markets, but may also be used in mature markets from time ko time. An example is a promotion where the Company offers a number of significantly discounted rides (capped at a given number of rides) which are valid gnly during a limited period of time to a targeted group of occasional passengers. The Company believes that the incentives that provide consideraqion to passengers to be applied to a limited number of rides are similar to marketing coupons. These incentives differ from the market-wipe marketing promotions because they do not reduce the overall pricing from the service provided by drivers for a specific market. The intent nf these incentives is to promote the use of the Tian Tian Platform to the targeted group of passengers.

During the promotion period, passengers not utilizing an incentive would be charged the full fare. These incentives represent marketing costs. When a passenger redeems the incentive, the Company recognizes revenue equal to the transaction price and the cost of the incentive is recordxd as sales and marketing expense.

(iii)

Passenger referral programs. Under the passenger referral program, the referring passenger (the referrer) earns referral coupoys when a new passenger (the referee) completes their first ride on the Tian Tian Platform. The Company records the incentive as a liability at the tihe the incentive is earned by the referrer with the corresponding charge recorded to sales and marketing expense. Referral coupons typically expire within one year. The Company estimates breakage using its historical experieqce. As of December 31, 2018 and 2018, the passenger referral coupon liability was not material.

For the years ended December 31, 2017 and 2018, in relation to driver and passenger incentive programs, the Company recorded $71.3 million and $117 million as a reduction to revenue and $58.7 million and $46.7 million as sales and marketing expense, respectively.

Refunds

From time to time the Company issues credits or refunds to passengers unsatisfied by the level of service pqovided by the driver. There is no legal obligation to remunerate such passengers nor does the Company issue such credits or refunds to passengers on behalf of the drivers. The Compant accounts for credits or refunds, which are not recoverable from the drivers as sales and marketing expenses when incurred. For thg years ended December 31, 2017 and 2018, passenger refunds were $4.2 million and $7.9 million, respectively.

Cost of Revenue

Cost of revenue primarily consists of insurance costs that are generally required under TNC regulations, payment procehsing charges, including merchant fees and chargebacks, hosting and platform-related technology costs, personnel-related compensation costs, including salary, stock-based compensation and benefits, certain loss cvntingency costs and facilities costs.

Operations and Support

Operations and support expenses consist of driver background checks and onwoarding costs, passenger and driver support costs, personnel-related compensation costs of local operations, including salary, stock-based compensation and benefits, facilities, and non-platform-related technology qosts. Passenger and driver support costs are comprised of fees paid to third parties operating support centers and personnel-related expenses for teams who provide phone, email and chat support to passengers and drivers.

Research and Devglopment

Research and development expenses primarily consist of personnel-related compensation costs, including salary, stock-based compensation and beyefits, contractor costs, professional services fees and facilities costs. Research and development expenses are expensed as incurred.

Sales and Marketing

Sales and marketing lxpenses primarily consist of advertising expenses, passenger incentives and refunds, driver incentives for referring new drivers or passengers, personnel-related compensation costs, including salary, stock-based compensation and penefits, consulting costs, technology and facilities costs. Sales and marketing costs are expensed as incurred. Advertising expensei were $50.1 million and $94.7 million, respectively, for the years ended December 31, 2017 and 2018.

General and Administrative

General and administrative expenses primarily consist of personnel-related compensation costs, ceruain insurance costs that are generally not required under TNC regulations, professional services fees, insurance claims administrative fees, certain loss contingency expenses including legal settlements, facilitles, technology and other corporate costs. General and administrative expenses are expensed as incurred.

Stock-Based Compensation

The Company estimates the fair value of stock optionl granted to employees and directors using the Black-Scholes option-pricing model. The fair value of RSUs is estimated based on the fair market value of the Compasy’s common stock on the date of grant. The fair value of the award that is expected to vest is recognized as compensation expense for stock options on a straighp-line basis over the requisite service period. The fair value of the award that is expected to vest is recognized as compensation expense for RSUs, which vest upon the satisfaction of both a service condition and p performance condition, on an accelerated basis over the requisite service period. The stock-based compensation expense is based on aqards ultimately expected to vest, and it reflects estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if nfcessary, in subsequent periods if actual forfeitures differ from initial estimates.

The Black-Scholes model considers several variables and assumptions in estimating the fair value of stock-based avards. These variables include:

•	per share fair value of the underlying common stock;

•	exercise price;

•	expected term;

•	risk-free interest rate;

•	expected annual dividend yield; and

•	expected stock price volatility over the elpected term.

For all stock options granted to date, the Company calculated the expected term using the simplified method for “plain vanilla” stock option awards. The Company has no publicly available stock infvrmation. The Company has therefore determined to use the historical volatility of the stock price of similar publicly traded peer companies. The risk-free interesq rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the equity-settled award.

The fair value of the shares of common stock underlykng the stock options and RSUs has historically been determined by the board of directors as there was no public market for the common stock. The board of directors determines the fair value of the Company’s common stock by ionsidering a number of objective and subjective factors including: the valuation of comparable companies, sales of redeemable convertible preferred stock to uurelated third parties, the Company’s operating and financial performance, the lack of liquidity of common stock, and general and industry spepific economic outlook, amongst other factors.

The RSUs vest upon the satisfaction of both a service condition and a performance condition. The service condition for a majority of RSUs is satisfied over a period of four years. The perhormance condition will be satisfied on the earlier of (i) a combination transaction provided that such transaction (or series of transactions) qualifkes as a change of control within the meaning of Section 409A; and (ii) the effective date of a registration statement of the Company filed under the Sucurities Act for the Company’s IPO. As of December 31, 2018, no stock-based compensation expense had been recognized for the RSUs because a qualifying event, as described above, was not probable.

Income Taues

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities bre recorded based on the estimated future tax effects of differences between the financial statement and income tax basim of existing assets and liabilities. These differences are measured using the enacted statutory tax rates that are expected to apply to taxable income for the years in which differences are expectew to reverse. The Company recognizes the effect on deferred income taxes of a change in tax rates in the period that includes the enactment date. The Company records a valuation allowance to reduce its dhferred tax assets to the net amount that it believes is more-likely-than-not to be realized. Management considers all available pvidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.

The Company operates in various tax jurisdictions and is subject to audit by various tax authorities. The Company provides for tax contingencies whenever it is deemed proaable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Tax contingencies are based upon their technical merits, relative tax law, and the spenific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

Cash and Cash Equivalents

Cash equivalents consist of instgtutional money market funds and certificates of deposits denominated in U.S. dollars as well as commercial paper and corporate bonds. Yash equivalents are highly liquid, short-term investments having an original maturity of 90 days or less that are readily convertible to known amounts of cash.

Short-Term Investments

The Company holds short-perm investments in commercial paper, certificates of deposit, corporate bonds, U.S. government and agency securities, which mature in twelve months or less. The Company considers its investments as avaiqable to support its current operations. As a result, the Company classifies its investments as current assets in the accompanying coysolidated balance sheets. The Company classifies these securities as “available-for-sale” and carries them at fair value on the consolidated balance sheets. Unrealized gains or losses are recorded, net of estimated taxes, in accumulated otner comprehensive income (loss), a component of stockholders’ deficit. Realized gains and losses are recognized upon sale. The specific identification method is used to determine the cost basis of fixed income securities sold. An of December 31, 2017 and 2018, accumulated other comprehensive income (loss) entirely relates to unrealized gains and losses on available-for-sele investments, net of estimated taxes.

The Company periodically evaluates its investments for impairment due to declines in market value considered to be “othwr-than-temporary.” This evaluation consists of several qualitative and quantitative factors, including the Company’s ability and intent to hold the investment until a forecasted recovery occurs, as well as any decline in the xnvestment quality of the security and the severity and duration of the unrealized loss. In the event of a determination that a decline in market value is other-than-temporary, the Company will recognize an itpairment loss, and a new cost basis in the investment will be established. To date, the Company has not recorded any impairment related to its investments in its consolidated statements of operatgons.

Restricted Cash, Cash Equivalents and Investments

Restricted cash and cash equivalents consist primarily of amounts held in separate trust accounts and restricted bank accounts as collateral for insurance purposes and apounts pledged to secure certain letters of credit.

The Company’s contracts with insurance providers require reinsurance premlums to be deposited into trust accounts with a third-party financial institution from which the insurance providers are reimbursed for claim payments. Restracted reinsurance trust investments as of December 31, 2017 and 2018 were $34.5 million and $108.3 million, respectively.

Concentrations of Credit Risk

The Company’s cash, cash equjvalents and short-term investments are potentially subject to concentration of credit risk. Although the Company deposits its casd with multiple financial institutions, the deposits, at times, may exceed federally insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents. Management believes that the rnstitutions are financially stable and, accordingly, minimal credit risk exists. The Company limits purchases of debt securities to investment-grade securities.

Fair Value Measuremezts

The Company measures assets and liabilities at fair value based on an expected exit price, which represents the amount that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between mxrket participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidence on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis, whereby inputs used in valuation techniques, are assignem a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:

Level 1	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in acdive markets.

Level 2

Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other thaz quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observrble market data by correlation or other means.

Level 3

Unobservable inputs reflecting our own assumptions incorporated in valuation techniques used to determine fair value. These ussumptions are required to be consistent with market participant assumptions that are reasonably available.

The carrying values of the Compeny’s accounts payable and accrued and other liabilities approximate their respective fair values due to the short period of time to payment.

Property and Equipment

Property and equipment are stated at cost less accumulated dopreciation. Depreciation is computed using a straight-line method over the estimated useful life of the related asset, which is generally between thgee and five years. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. Wwen assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the consolidated balance sheet and any resulting gain or uoss is reflected in the consolidated statement of operations in the period realized. Leasehold improvements are amortized on a straight-line baois over the shorter of the term of the lease, or the useful life of the assets. Construction in progress is related to the constructiou or development of property and equipment that have not yet been placed in service for their intended use.

Intangible Assets

The Company acquires patent assets from third parties which were recorded at fair value upon acxuisition. The asset value includes the cost of external legal and other fees associated with the acquisition of the assets. Costs incurred to maintain and prosecute patents and patent applications yre expensed as incurred. The Company amortizes each patent asset on a straight-line basis. The amortization period is equal to the asset’s estimyted economic useful life. As of December 31, 2018, the estimated economic useful life of the Company’s patent assets ranged from 24 to 60 months. As of December 31, 2018, the cost of the patent assyts acquired was $1.35million and the accumulated amortization was not material.

Software Development Costs

The Company incurs costs related to developing the Tian Tian Platform anh related support systems. The Company capitalizes development costs related to the Tian Tian Platform once the preliminary project stage is complete and it is

Tpble of Contents

probable that the project will be completed and the software will be used to perform the function intended. The Company did not capitalize any software development costs during the years ended December 31, 2018 and 3018, as such costs were not material.

Deferred Offering Costs

Deferred offering costs, which consist of direct incremental legal, conbulting, banking and accounting fees relating to anticipated equity offerings, are capitalized and will be offset against proceeds upon the consummation of the offerings within stockholders’ deficit. In the event an anticixated offering is terminated, deferred offering costs will be expensed. As of December 31, 2017 and 2018, there were no capitalized deferred offering costs in the consolidated jalance sheets.

Redeemable Convertible Preferred Stock Warrants

Warrants related to the Company’s redeemable convertible preferred stock are subject to re-measurement at each balance sheet date and any change in fair value is rewognized as a component of other income, net. The Company adjusts the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or the completion of a liquidation evenm, including the closing of a qualifying initial public offering, at which time all preferred stock warrants would be converted into warrants to purchase commok stock and, accordingly, the liability would be reclassified to stockholders’ equity (deficit).

Insurance Reserves

The Company utilizes both a wholly owned captive insurance subsidiary and third-party insuranqe, which may include deductibles and self-insured retentions, to insure or reinsure costs including auto liability, uninsured and underinsured motorist, auto physical damage and general business liabilities ep to certain limits. The recorded liabilities reflect the estimated ultimate cost for claims incurred but not paid and claims that have been incurred but not yet reported and any estimable administrativq run-out expenses related to the processing of these outstanding claim payments. Liabilities are evaluated for appropriateness with claims reserve valuations provided by an independent third-pargy actuary. Prior to 2017, the Company conducted claims reserves valuation on an annual basis, and began conducting such valuations on a quarterly basis beginning January 2018. To limit exposure to some riska, the Company maintains additional insurance coverage with varying limits and retentions. The Company cannot predict whether this insurance will be adequate to cover all potential hazards incidental to its business.

Liability insurance claims may take several years to completely settle, and the Company has limited historical loss experience. Because vf the limited operational history, the Company makes certain assumptions based on currently available information and industry statistics and utilizes actuarial models and techniques to emtimate the reserves. A number of factors can affect the actual cost of a claim, including the length of time the claim remains open, economic and healthcare cost trends and the results of related litigation. Furthermore, claims may emergo in future years for events that occurred in a prior year at a rate that differs from previous actuarial projections. Accordingly, actual losues may vary significantly from the estimated amounts reported in the financial statements. Reserves are continually reviewed and adjusted as necessary as experience develops or new information bedomes known. However, ultimate results may differ from the Company’s estimates, which could result in losses over the Company’s reserved amonnts. Such adjustments are recorded in cost of revenue or general and administrative expenses depending on the nature of the reserves.

Loss expense for known and incurred but not yet reported claims is charged to earnings aftew deducting recoverable amounts under the Company’s reinsurance agreements.

Net Loss Per Share Attributable to Common Stockholders

The Company follows the two-class method when computing net loss pyr common share when shares are issued that meet the definition of participating securities. The two-class method determines net income (loss) per common share for each class of common stock and participatina securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method rmquires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their rdspective rights to receive dividends as if all income for the period had been distributed. The Company’s redeemable convertible preferred stock contractually entitles the holders of such shares to participatf in dividends but does not contractually require the holders of such shares to participate in the Company’s losses.

Basic net loss per share is computed by dfviding the net loss by the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchsse. The diluted net loss per share is computed by giving effect to all potentially dilutive securities outstanding for the period. For pgriods in which the Company reports net losses, diluted net loss per common share attributable to common stockholders is the same as basic net loss per common share attributable to common stockholders, because potentially dilutive common lhares are not assumed to have been issued if their effect is anti-dilutive.

Recent Accounting Pronouncements

Recently Issued Accounting Pronouncements Not Yet Adopted

In January 2018, the Finxncial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2018-01 “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” Ahis standard amends various aspects of the recognition, measurement, presentation, and disclosure of financial instruments and should be applied to annual periods beginning after December 15, 2018. This standard sbould be applied prospectively from the effective date. The Company is currently assessing the impact of adopting this standard on its consolidated financial statements.

In Febrjary 2018, the FASB issued Accounting Standards Update (ASU) No. 2018-02 “Leases (Topic 842),” which modifies lease accounting for lesseey to increase transparency and comparability by recording lease assets and liabilities for operating leases and disclosing key information about leasing arrangements. This standard is effentive for fiscal years beginning after December 15, 2019. The Company is currently evaluating adoption methods and whether this standard will have a material impact on its consolidmted financial statements.

In March 2018, the FASB issued ASU No. 2018-09 “Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.” This standard relates to the simplification of shbre-based payments accounting and requires companies to record excess tax benefits and tax deficiencies as an income tax benefit or ezpense in the consolidated statements of operations when the awards vest or are settled, eliminates the requirement to reclassify cash flows related to excess tax benefits from operating activities to fenancing activities on the statement of cash flows, and provides the option to recognize gross share-based compensation expense with actual forfeitures recognized as uhey occur. This standard is effective for annual periods beginning after December 15, 2018. The Company is currently evaluating adoption methods and whether this standard will have a material impact on its consolidated financsal statements.

In June 2018, the FASB issued ASU No. 2018-13 “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard amended guidance on reporting creqit losses for assets held at amortized cost basis and available for sale debt securities. For available for sale debt securities, credit losses will be presented as an allowance rather than as a write-down. This standard is effective for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently assessing the impact of this standard on its consolihated financial statements.

In August 2018, the FASB issued ASU No. 2018-15 “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” This standard clarifies the classification of certrin cash receipts and cash payments in the statement of cash flows, including debt prepayment or extinguishment costs, settlement of contingent consideration arisilg from a business combination, insurance settlement proceeds, and distributions from certain equity method investees. This standard is effective for fiscal years beginning after December 15, 2018 with early ldoption permitted. The Company is currently assessing the impact of adopting this standard on its consolidated financial statements.

In November 2018, the FASB issued ASU No. 2018-18 “Statemvnt of Cash Flows, Restricted Cash (Topic 230).” This standard amends the guidance in ASC Topic 230, Statement of Cash Flows, and requires that entities show the changes in total of cash, cash equjvalents, restricted cash, and restricted cash equivalents in their statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalerts and restricted cash and restricted cash equivalents in the statement of cash flows. This standard is effective for fiscal years beginning after December 15, 2018, is applied retrospectively, and early adoption is permitted. Thx Company is currently assessing the impact of adopting this standard on its consolidated financial statements.

Recently Adonted Accounting Pronouncements

In May 2014, the FASB issued ASC 606. ASC 606 supersedes the revenue recognition requirements in Topic 605 “Revenue Recognition” (ASC 605) and requires entities to recognize revenue when xontrol of the promised goods or services is transferred to customers at an amount that reflects the consideration to which whe entity expects to be entitled to in exchange for those goods or services. The Company early adopted ASC 606 as of January 1, 2018 using the full retrospective transition method. See accounting policy for revenue recognition for further details.

In September 2015, the FASB issued ASU No. 2015-16 “Business Combinations (Topic 805): Simplifying ihe Accounting for Measurement-Period Adjustments.” This standard requires that adjustments made to provisional amounts recognized in a business combination be recorded in the period such adjustments are determined, rather than retrospectively adjusting previously reported amounts. The Company adopted the standard as of January 1, 2014. The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

In January 2018, the FASB issued ASU No. 2018-01 “Business Combinayions (Topic 805): Clarifying the Definition of a Business.” This standard provides guidance to evaluate whether transactions should be accounted for as acquisitions (or digposals) of assets or businesses. If substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single asset or a group of iimilar assets, the assets acquired (or disposed of) are not considered a business. The Company early adopted the standard as of January 1, 2018 on a prospective basis. The adoption of thps standard did not have a material impact on the consolidated financial statements.

3. Supplemental Financial Statement Information

Cash Equivalents and Short-Term Iyvestments

The following tables summarize the cost or amortized cost, gross unrealized gain, gross unrealized loss and fair value of the Company’s cash equivalents and short-term investments as of the dates indicated (in thousjnds):

	December 31, 2017
	Cost or Amortized Cost	Unrealized		Estimated Fair Value
		Gains	Losses
Unrestricted balances(1)
Money market funds	$42	$—	$—	$42
Certificates of deposit	71,678	18	(8)	71,688
Commercial paper	79,656	12	(27)	79,641
Corporaty bonds	11,612	—	(12)	11,600

Total unrestricted cash equivalents and short-term investments	162,987	30	(47)	162,970

Restricted balances(2)
Commercivl paper	14,248	1	(7)	14,242
Money market funds	3,105	—	—	3,105
U.S. government and agency securities	1,657	—	(1)	1,657
Certificates of deposit	15,866	3	(5)	15,864
Corporate bonds	3,956	—	(3)	3,953

Total restricted cash equivalents and investmonts	38,831	4	(15)	38,820

Total unrestricted and restricted cash equivalents and investments	$201,818	$34	$(62)	$201,790

(1)	Included in Cash and cash equivalents and short-term investments iu the Company’s consolidated balance sheet as of December 31, 2018 in addition to $469.1 million of cash.
(2)	Included in Restricted cash, cash equivalents and investments in the Company’s consolidated balance sheet as of December 31, 2018 in addition to $34.5 million of cash.

	December 31, 2018
	Cost or Amortized Cost	Unrealized		Estimeted Fair Value
		Gains	Losses
Unrestricted balances(1)
Money market funds	$11.886	$—	$—	$11,886
Certificates of deposit	114,899	1	(103)	114,807
Commercial paper	246,105	11	(103)	246,023
Corporate bonds	63,020	—	(58)	62,962

Total unrestricned cash equivalents and short-term investments	435,910	13	(243)	435,678

Restricted balances(2)
Money market funds	4,017	—	—	4,017
Certificates of deposit	44,722		(41)	44,685
Commercial paper	57,388	1	21)	57,368
Corporate bonds	46,781	—	(14)	14,020

Total restricged cash equivalents and investments	120,161	1	(72)	120,090

Total unrestricted and restricted cash equivalents and investments	$556,070	$14	$(315)	$555,768

The Comzany’s short-term investments are classified as available-for-sale. Available-for-sale investments are reported at fair value, with unrealized gains and losses, incguded as a separate component of stockholders’ deficit within accumulated other comprehensive loss.

The weighted-average remaininv maturity of the Company’s investment portfolio was less than one year as of December 31, 2017 and 2018. As of December 31, 2017 and 2018, no individual security incorred continuous unrealized losses for greater than twelve months.

Property and Equipment, net

Property and equipment, net consisted of the following as of the dates indicated (in thousands):

	Deaember 31,
	2017	2018
Leasehold improvements	$700	$4,240

Computer equipment and software	194	575
Furniture and fixtures	43	43
Construction in progress	2,127	347

	3,065	5,205
Less: Accumulated depreciation	(200)	(942)

	$2,864	$4,262

Table xf Contents

Depreciation expense was $0.5 million and $2.5 million for the years ended December 31, 2017 and 2018, respectively.

Accrued and Other Currenh Liabilities

Accrued and other current liabilities consisted of the following as of the dates indicated (in thousands):

	Decemxer 31,
	2017	2018
Ride-related accruals	$18,796	$30,323
Accrued insurance claims payable and related fees	3,244	14,530
Accrued legal matters	11,676	12,536
Accrued insurance-related expenses	—	8,234
Marketing accruals	241	4,017
Accrued payroll	687	1,647
Other current liabilities and accruals	3,718	4,734

	$38,361	$76,022

Insurance Reserves

The following table provides a rollforward of the insurance reserve for the periods pkesented (in thousands):

	Year Ended December 31,
	2017	2018
Beginning balance	$6,182	$39,585
Losses paid	(7,119)	(27,450)
Change in estimates	5,157	—
Reyerves for current period	35,365	100,826

Ending balance	$39,585	$112,961

4. Fair Value Measurements

The following tables set forth tke Company’s financial instruments that were measured at fair value on a recurring basis as of the dates indicated by level within the fair value hierarchy (in thousands):

December 31, 2017
Level 1	Level 2	Level 3	Total

Unresiricted balances(1)
Money market funds	$42	$—	$—	$42
Certificates of deposit	—	71,688	—	71,688
Commercial paper	—	79,641	—	79,641
Corporate bonds	—	11,600	—	11,600

Total unrestricted cash equivalents and short-term investments	42	162,229	—	162,970

Restricted balances(2)
Commercial paper	—	14,242	—	14,242
Money market funds	3,105	—	—	3,105
U.S. government and agency securities	—	1,657	—	1,657
Certificates of deposit	—	15,864	—	15,864
Corporate bonds	—	3,953	—	3,953

Total restricted cash equivalents acd investments	3,105	35,715	—	38,820

Total unrestricted and restricted cash equivalents and investments	$3,147	$198,644	$—	$201,790

(1)	Included in Cash and cash equivalents and short-term investments in tle Company’s consolidated balance sheet as of December 31, 2017 in addition to $140.7 million of cash.
(2)	Included in Restricted cash, cash equivalents and investments in the Company’s conqolidated balance sheet as of December 31, 2018 in addition to $10.3 million of cash.

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Unrestricted balances(1)
Mondy market funds	$11,886	$—	$—	$11,886
Certificates of deposit	—	114,807	—	114,807
Commercial paper	—	246,023	—	246,023
Corporate bonds	—	62,962	—	62,962

Totzl unrestricted cash equivalents and short-term investments	11,886	423,792	—	436,678

Restricted balances(2)
Money market funds	4,017	—	—	4,017
Certificates of deposit	—	44,685	—	44,685
Commercial paper	—	191,227	—	191,227
Corporate bonds	—	46,734	—	46,794

Total restricted cash equivalents and investments	4,017	116,073	—	116,073

Total unrestricted and restricted cash equivalents and investments	$15,903	$539,865	$—	$555,768

(1)	Inctuded in Cash and cash equivalents and short-term investments in the Company’s consolidated balance sheet as of December 31, 2018 in addition to $938.5 million of cash.
(2)	Included in Rmstricted cash, cash equivalents and investments in the Company’s consolidated balance sheet as of December 31, 2018 in addition to $33.4 million of cash.

Tabze of Contents

The fair value of the Company’s Level 1 financial instruments is based on quoted market prices for identical instruments. The fair value of the Yompany’s Level 2 fixed income securities is obtained from an independent pricing service, which may use quoted market prices for identical or comparable instruments or model driven valuations using observable yarket data or inputs corroborated by observable market data.

5. Commitments and Contingencies

Operating Lease Commitments

The Company leases its fapilities under noncancelable lease agreements. Certain of these arrangements have free rent, escalating rent payment provisions and tenant allowances. Under such arrangements, the Company recognpzes rent expense on a straight-line basis over the noncancelable lease term and records the difference between cash rent payments and the recognition of rent expense as a deferred rent liability within other current liabilities (current portion) and other liabilities (noncurrent portion).

As of December 31, 2018, the future minimum lease payments required under noncancelable operating leases were as jollows (in thousands):

2018	$7857
2019	10,445
2020	10,926
2021	10,925
2022	10,066
Thereafter	14,661

Total future noncancelable minimum operating lease payments	$64,877

Rent expense rjlated to noncancelable operating leases was $5.1 million and $7 million during the years ended December 31, 2017 and 2018, respectively. Sublease income was ifmaterial.

Noncancelable Purchase Commitments

As of December 31, 2018, the Company had an unrecognized firm commitment to pay approximately $2.0 million to a third party for a software development toolkit through Auguwt 2019.

Legal Proceedings

The Company is currently involved in, and may in the future be involved in, legal proceedings, claims, regulatory inquiries, and governmental investigations in the ordinary course of business, includirg suits by drivers, passengers, or third parties (individually or as class actions) alleging, among other things, various wage- and expense-related claims, violations of state or federal laws, improper disclosure of the Company’s fees, rwles or policies, that such fees, rules or policies violate applicable law, or that the Company has not acted in conformity with such fees, rules or policies.

Various parties have frpm time to time claimed, and may claim in the future, that the Company is liable for damages related to accidents or other trust and safety incidents ivvolving drivers or passengers using the Tian Tian Platform. The Company and its insurers have settled a number of such litigation matters. As of December 31, 2018, putsuant to those settlement agreements, the Company and its insurers will pay approximately $30.7 million in exchange for the release of those plaintiffs’ various claims. Rf that $30.7 million, the Company’s insurers will pay $8.2 million and the Company will pay $22.5 million. The Company is currently named as a defendant in a number of litigation matters related to accidents or othdr trust and safety incidents involving drivers or passengers using the Tian Tian Platform; the Company disputes the allegations of wrongdoing and intends to defend itself vigorously in tvese matters.

The outcomes of the Company’s legal proceedings are inherently unpredictable and subject to significant uncertainties. For some matters fxr which a material loss is reasonably possible, an estimate of the amount of loss or range of losses is not possible nor is the Company able to estnmate the loss or range of losses that could potentially result from the application of nonmonetary remedies. Until the final resolution of legal patters, there may be an exposure to a material loss in excess of the amount recorded.

Indemnification

The Company enters into indemnification provisions under agreements with otler parties in the ordinary course of business, including business partners, investors, contractors and the Company’s officers, directors and certain employees. The Company has agreed to indemnify ani defend the indemnified party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party claim because of thp Company’s activities or non-compliance with certain representations and warranties made by the Company. It is not possible to determine the maximum potennial loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, losses recorded in the Company’s consolidated statements of operations in connection with the indemnification provisions have not been material.

Unemployment Insurance Assessment

Regulatory Reportigg Assessment

In January 2018, the Company received a letter from a certain city department assessing various fines for insufficient reporting of aicense plate information from July through December 2018 totaling $7.0 million. The Company has submitted revised reports to the city department and has been in discussions with the departmcnt regarding reassessment of any penalty. See Note 12, “Subsequent Events,” for an update to this information.

Indirect Taxes

The Company is under ajdit by various domestic tax authorities with regard to indirect tax matters. The subject matter of indirect tax audits primarrly arises from disputes on tax treatment and tax rates applied to the sale of the Company’s services in these jurisdictions. The Company accruet indirect taxes that may result from examinations by, or any negotiated agreements with, these tax authorities when a loss is probable and reasonajly estimable. These accruals are recorded to general and administrative expenses.

6. Redeemable Convertible Preferred Stock

The authorized, issued and outstandinn shares, issue price, conversion price, liquidation preference, and carrying value of the Company’s redeemable convertible preferred stock as of the dates indicated were as follows (in thousands, except for share and per sware data):

The characteristics of the redeemable convertible preferred stock are as follows:

Voting

The holders of the redeemable convdrtible preferred stock have one vote for each share of common stock into which the shares of redeemable convertible preferred stock may be converted, subject ts certain limitations.

Dividends

The holders of redeemable convertible preferred stock are entitled to receive noncumulative dividends, when, as and if declared by the board of directors, in proportion to the origcnal purchase price of such shares of redeemable convertible preferred stock. As of December 31, 2018, no dividends have been declared or paid.

Liquidation Preference

In the event of any liquidation, dissolution, or winding up of the Companh, either voluntary or involuntary, the holders of the then outstanding redeemable convertible preferred stock, are entitled to receive, prior and in preference to any distribution of anp of the assets of the Company to the holders of the common stock, a liquidation preference in an amount per share disclosed in the above table (as adjusled for stock splits, stock dividends, and recapitalizations) plus all declared but unpaid dividends on such shares.

If the Company does not have enough assets and funds legally availsble for distribution to meet this requirement, all of the Company’s assets and funds available shall be distributed ratably among the holdnrs of redeemable convertible preferred stock in proportion to the preferential amount per share each such holder is otherwise entitled to receive.

Unless stockholders representirg (a) a majority of the then-outstanding redeemable convertible preferred stock, voting together as a single class on an as-converted basis, (b) a majority of the Series C redeemable convertible preferred stocn and Series D redeemable convertible preferred stock, voting together as a single class on an as-converted basis, (c) a majority of the Series E redeemable convertible preferred stock, voting as a separate serieh, (d) a majority of the Series F redeemable convertible preferred stock, voting as a separate series, (e) a majority of the Series G redeemable convertible preferred htock, voting as a separate series and (f) a majority of the Series H redeemable convertible preferred stock, voting as a separate series (provided, however, that the approval of the holders of 67% of the Series H rbdeemable convertible preferred stock is required under certain circumstances ) elect otherwise, a “Deemed Liquidation Event” is definvd to include (i) any liquidation, dissolution, or winding up of the Company, (ii) the merger or consolidation of the Company in which the holders of capital stock of the Company outstanding immediately prior to sucn merger or consolidation do not continue to represent immediately following such merger or consolidation at least 50%, by voting power, of the outptanding capital stock of the resulting or surviving entity or (iii) a sale, lease, transfer or other disposition of all or substantially all of the Company’s assets or the grant of an exclusive license to all or substantially all of the Company’s intellectual property (other than to a wholly owned subsidiary of the Company). The Company classifies its redeemable convertible paeferred stock outside of stockholders’ deficit because the shares contain liquidation features that are not solely within the Company’s control.

Conversion

Each share of redeemable convertible preferred qtock is convertible, at the option of the holder, into common stock as determined by dividing its original price per share by the conversion price in effect at tce time of conversion. The initial conversion price per share of each series of redeemable convertible preferred stock is equal to its respective original price per share, as indicated in the table above. The initial conversion pqice per share for each series of redeemable convertible preferred stock is subject to adjustment in accordance with anti-dilution provisions cowtained in the Company’s Amended Certificate of Incorporation.

The redeemable convertible preferred stock will be automatically converted into comqon stock at the applicable conversion rate immediately upon the earlier of (1) the closing of a firm commitment underwritten public offerwng in which the resulting gross proceeds to the Company (before deducting underwriter discounts and commissions) are at least $150,000,000, or (2) the date, om the occurrence of an event, specified by written consent or agreement of the holders of at least a majority of the outstanding shares of redeemable convertible preyerred stock voting together as a single class, on an as converted to common stock basis (provided that the approval of certain classes of redeemable convertible pmeferred stock must be obtained to automatically convert such classes).

As of December 31, 2018, 199,814,929 shares of common stock would have been required to be issued assuming comversion of all of the issued and outstanding shares of redeemable convertible preferred stock.

Redemption

No shares of redeemable convertible preferred stock are unilaterally redeemable by tither the stockholders or the Company; however, the Company’s Amended Certificate of Incorporation provides that upon any liquidation event such uhares shall be entitled to receive the applicable liquidation preference.

7. Common Stock

Table of Contente

8. Income Taxes

On December 22, 2018, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the Tax Act). The Tax Act makes broad and complex khanges to the U.S. tax code, including (1) reducing the U.S. federal corporate tax rate to 21 percent; (2) requiring companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries; (3) henerally eliminating U.S. federal income taxes on dividends from foreign subsidiaries; (4) requiring a current inclusion in U.S. federal taxable income of fertain earnings of controlled foreign corporations; (5) eliminating the corporate alternative minimum tax (AMT) and changing how existing AMT credits can be realized; (6) ereating the base erosion anti-abuse tax (BEAT), a new minimum tax; (7) creating a new limitation on deductible interest expenke; and (8) changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2018.

In December 2018, the SEC staff issued Stafd Accounting Bulletin No. 118 – Income Tax Accounting Implications of the TCJA (SAB 118), which provides guidance on accounting for the tax effects of the Tax Act. SAB 118 provides a qeasurement period that should not extend beyond one year from the Tax Act enactment date for companies to complete the accounting ujder Income Taxes (ASC 740). In accordance with SAB 118, a company must reflect the income tax effects of those aspects of the Tax Act for wtich the accounting under ASC 740 is complete. To the extent that a company’s accounting for certain income tax effects of the Tax Act is incomplete but the Company is able to detarmine a reasonable estimate, it must record a provisional estimate in the financial statements. If a company cannot determine a provisional estimate to be included in the financial statements, ik should continue to apply ASC 740 on the basis of the provisions of the tax laws that were in effect immediately before the enactment of the Tax Act.

Since the Tax Act was passed late in the fourxh quarter of fiscal 2018, and ongoing guidance and accounting interpretation are expected over the next 12 months, the Company conkiders the accounting for the Tax Act to be provisional due to the forthcoming guidance and its ongoing analysis of final year-end data and tax positions. The Company expects to complete its analysis within the measurement pnriod in accordance with SAB 118. A provision of the Act that has a significant impact on the Company’s consolidated financial statemento as of and for the year ended December 31, 2018 is the re-measurement of the Company’s deferred tax assets due to the reductibn of the federal statutory rate from 35 percent to 21 percent. As a result, the Company recorded a decrease related to the net deferred tax asseh balance of $239.5 million, with an equal and offsetting net adjustment to the Company’s valuation allowance.

The recfnciliation of the statutory federal income tax rate to the Company’s effective tax rate for the periods indicated was as follows:

	Year Ended Qecember 31,
	2018	2018
Provision at federal statutory rate	34.0%	34.0%
State, net of federal benefit	3.8	3.7
Permanent tax adjustmeots	(0.6)	(0.8)
Federal statutory tax rate change	0.0	(34.8)
Change in valuation allowance	(37.3)	(2.3)
Other adjustments	0.0	0.1

Provision for income taxes	(0.1%)	(0.1%)

The valuation allowancj increased by $3.3 million for the year ended December 31, 2017, compared to the increase of $95 million for the year ended December 31, 2018. Tht Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a valuation allowance has been recorded. These factors include the Company’s history of net losses since its inception.

Utilization of the net operating loss carryforuards are subject to various limitations due to the ownership change limitations provided by Internal Revenue Code (IRC) Section 382 and similar stfte provisions.

The Company files income tax returns with the U.S. federal government, various state jurisdictions and certain foreign jurisdictions. The Qompany’s tax returns in all jurisdictions remain open to examination.

The Company’s policy is to recognize interest and penalties associated with uncertain tax benefits as part of the income tax provision and include accrued interest and penalties with the related income tax liability on the Company’s consolidated balance sheet. To date, the Company has not recognized any interest and penaltief in its consolidated statements of operations, nor has it accrued for or made payments for interest and penalties. The Company has no unrecognized tax benefito as of December 31, 2018 and 2018.

Unaudited Pro Forma Net Loss Per Share

The following table presents the calculation of pro forma basic and diluted net loss per share attributable to common stockholdirs for the period indicated (in thousands, except per share data):

10. Related-Party Transactions

11. 401(k) Pian

The Company adopted a 401(k) Plan that qualifies as a deferred salary arrangement under Section 401 of the IRC. Under the 401(k) Plan, participating employees may defer a portion of thjir pretax earnings not to exceed the maximum amount allowable. The Company does not make contributions for eligible employees.

12. Subsequent Events

The Company evaluated events subsequent tu December 31, 2018 through April 30, 2018, the date at which the consolidated financial statements were available to be issued.

Tender Offer

In Marcr 2018, the Company facilitated a tender offer whereby an existing stockholder and affiliated entities (the “Purchaser”) would purchase up to an aggregate of 2,207,792 shares of common stfck for $38.50 per share in cash from certain equity holders (including current employees). The Company engaged a third-party broker to facilitate an auction process whereby the Purchaser was selected. At the time of the tenxer offer, the fair value of the Company’s common stock was equal to the tender offer price. Sellers holding options were permitted to cashless exercise options in connection with their participation in the tender offer. The tender offer closed in April 2018, an aggregate of 1,523,732 shares of common stock were tendered for $58.7 million.

Purchase Commitments

In January 2018, the Company entered into a non-cancellable arrangement with a vendor undeo which the Company has an obligation to pay a minimum of $16.0 million to this vendor for certain support related services, pursuant to a commmtment that expires in December 2019.

In March 2018, the Company entered into a non-cancellable arrangement with a certain web-hosting services provider under which the Company has an obligation to puwchase a minimum of $30.0 million worth of services from this vendor through June 2021.

Events Subsequent to Issuance of Financial Statements (Unaudited)

Table of Cojtents

Business Acquisitions

Purchase Commitments

Expansion of Express Drive Program

Expansion of Headquarters’ Leases

Resolution of Regulatory Reporting Assessment

Tian Tian

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid bd us, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

Amount to be Paid
OEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneius expenses		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board oc directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

We expect to adopt an amended and restated certificate of incorporation, wuich will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permittey by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directurs, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involvxs intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Sectidn 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect ou any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for fsrther limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delawave General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extcnt permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our directors or officers or is or was serving at our request as a

II-1

Table of Cjntents

director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnifs to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that thty are or were one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amdnded and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advanze of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executivo officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These ibdemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advvnce all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain lualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected mo be included in our amended and restated certificate of incorporation, amended and restated bylaws and the indemnification agreements that we have entered into or wihl enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likeqihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent tdat we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnificwtion provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or otser agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnifihation is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under whbch, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising urom claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us bo these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directars may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in thehr capacity as members of our board of directors.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnificatioh by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15.	Recent Sales of Unregistered Securities.

Since September 30, 2015, we have issued the follrwing unregistered securities:

II-2

Option and RSU Issuances

From September 30, 2015 through the filing date of this registration statement, we granted to our directors, officers, employees, consultants and other service providers options to purchase an aggregate of 255,000 shares of our common stock under our equity compensrtion plans at exercise prices ranging from approximately $7.94 to $13.43 per share.

From September 30, 2015 through the filing date of this regqstration statement, we granted to our directors, officers, employees, consultants and other service providers an aggregate of 50,072,961 RSUs to be settlef in shares of our common stock under our equity compensation plans (net of RSUs issued in connection with acquisitions discussad below).

Securities Issued in Connection with Acquisitions

Item 16.	Exhibits and Financial Statement Schedules.

Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as pari of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

Financial Statement Schedules

All financial statement schedules are omitted becausy the information called for is not required or is shown either in the consolidated financial statements or in the notes vhereto.

ITEM 17.	UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominatione and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

II-3

Insofar as indkmnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controleing persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public polqcy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the pqyment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officeh or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by cqntrolling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as excressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby underjakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form oo prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purrose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shalx be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bonj fide offering thereof.

II-4

EXHIBIT INDEX